UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

Seaspan Corporation

(Name of Issuer)

Class A Common Shares, par value $0.01 per share

Series D Preferred Shares, par value $0.01 per share

Series E Preferred Shares, par value $0.01 per share

Series G Preferred Shares, par value $0.01 per share

Series H Preferred Shares, par value $0.01 per share

(Title of Class of Securities)

Y75638109

(CUSIP Number)

Graham Porter

c/o Tiger Container Shipping Company Limited

190 Elgin Avenue

George Town, Grand Cayman

Cayman Islands

Telephone: +1 (345) 949 0100

With a copy to:

Paul Strecker

Shearman & Sterling

12th Floor, Gloucester Tower

15 Queen’s Road Central

Hong Kong

Telephone: +852 2978 8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 21, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. Y75638109	Page 2 of 8 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Tiger Container Shipping Company Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,205,876.606 Class A Common Shares 12,000.000 Series D Preferred Shares 14,500.000 Series G Preferred Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,205,876.606 Class A Common Shares 12,000.000 Series D Preferred Shares 14,500.000 Series G Preferred Shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,205,876.606 Class A Common Shares 12,000.000 Series D Preferred Shares 14,500.000 Series G Preferred Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.92% of Class A Common Shares 0.24% of Series D Preferred Shares 0.19% of Series G Preferred Shares
14	TYPE OF REPORTING PERSON (See Instructions) CO

SCHEDULE 13D

CUSIP No. Y75638109	Page 3 of 8 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Graham Porter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada and United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,330,460.606 Class A Common Shares 14,500.000 Series D Preferred Shares 2,500.000 Series E Preferred Shares 17,000.000 Series G Preferred Shares 2,500.000 Series H Preferred Shares
	8	SHARED VOTING POWER 0
9

SOLE DISPOSITIVE POWER

5,330,460.606 Class A Common Shares

14,500.000 Series D Preferred Shares

2,500.000 Series E Preferred Shares

17,000.000 Series G Preferred Shares

2,500.000 Series H Preferred Shares

	10	SHARED DISPOSITIVE POWER 0
11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,330,460.606 Class A Common Shares

14,500.000 Series D Preferred Shares

2,500.000 Series E Preferred Shares

17,000.000 Series G Preferred Shares

2,500.000 Series H Preferred Shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.03% of Class A Common Shares

0.29% of Series D Preferred Shares

0.05% of Series E Preferred Shares

0.22% of Series G Preferred Shares

0.03% of Series H Preferred Shares

14	TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

Item 1. Security and Issuer.

This Amendment No. 8 to Schedule 13D amends the statement on Schedule 13D originally filed by Tiger Container Shipping Company Limited (“Tiger”) and Graham Porter (“Mr. Porter”, together with Tiger, the “Reporting Persons”) on August 19, 2005 and amended on February 23, 2009, March 12, 2010, December 14, 2011, February 6, 2012, August 30, 2012, September 23, 2014 and May 18, 2016 (as amended, the “Schedule 13D”) with the Securities and Exchange Commission (the “SEC”) relating to the Class A common shares, par value $0.01 per share (the “Common Shares”), Series D preferred shares, par value $0.01 per share (the “Series D Preferred Shares”), Series E preferred shares, par value $0.01 per share (the “Series E Preferred Shares”), Series G preferred shares, par value $0.01 per share (the “Series G Preferred Shares”) and Series H preferred shares, par value $0.01 per share (the “Series H Preferred Shares”), of Seaspan Corporation, a company organized under the laws of the Republic of the Marshall Islands (the “Issuer”). The principal executive offices of the Issuer are located at Unit 2, 7th Floor, Bupa Center, 141 Connaught Road West, Hong Kong, China.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a) The Reporting Persons are currently engaged in an active review of their investment in the Issuer and may dispose of further Common Shares in the open market as and when considered appropriate.

(b) – (i) None.

(j) Except as described in this Item 4, the Reporting Persons do not have, as of the date of this Schedule 13D, any plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (i) of this Item 4. The Reporting Persons may change their plans or proposals in the future. In determining from time to time whether to sell the Common Shares, Series D Preferred Shares, Series E Preferred Shares, Series G Preferred Shares and Series H Preferred Shares reported as beneficially owned in this Schedule 13D (and in what amounts) or to retain such securities, the Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to the Reporting Persons. The Reporting Persons reserve the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.

Item 5. Interest in Securities of the Issuer.

Item 5 of this Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a)-(b) The following table sets forth the beneficial ownership of the Issuer’s Common Shares, Series D Preferred Shares, Series E Preferred Shares, Series G Preferred Shares and Series H Preferred Shares for each of the Reporting Persons as of the date hereof.

Reporting Person	Amount beneficially owned(1)	Percentage of class		Sole power to vote or direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of
Tiger(7)	5,205,876.606 Common Shares	4.92	%(2)	5,205,876.606 Common Shares	0	5,205,876.606 Common Shares	0
	12,000.000 Series D Preferred Shares	0.24	%(3)	12,000.000 Series D Preferred Shares	0	12,000.000 Series D Preferred Shares	0
	14,500.000 Series G Preferred Shares	0.19	%(5)	14,500.000 Series G Preferred Shares	0	14,500.000 Series G Preferred Shares	0
Mr. Porter(8)	5,330,460.606 Common Shares	5.03	%(2)	5,330,460.606 Common Shares	0	5,330,460.606 Common Shares	0
	14,500.000 Series D Preferred Shares	0.29	%(3)	14,500.000 Series D Preferred Shares	0	14,500.000 Series D Preferred Shares	0
	2,500.000 Series E Preferred Shares	0.05	%(4)	2,500.000 Series E Preferred Shares	0	2,500.000 Series E Preferred Shares	0
	17,000.000 Series G Preferred Shares	0.22	%(5)	17,000.000 Series G Preferred Shares	0	17,000.000 Series G Preferred Shares	0
	2,500.000 Series H Preferred Shares	0.03	%(6)	2,500.000 Series H Preferred Shares	0	2,500.000 Series H Preferred Shares	0

(1)	Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Exchange Act.
(2)	Percentage of beneficial ownership of each of Mr. Porter and Tiger is based on 105,893,684 Common Shares issued and outstanding as of February 20, 2017 as provided in the report on Form 20-F for the year ended December 31, 2016 filed with the SEC by the Issuer on March 6, 2017.
(3)	Percentage of beneficial ownership of each of Mr. Porter and Tiger is based on 4,981,029 Series D Preferred Shares issued and outstanding as of December 31, 2016 as provided in the report on Form 20-F for the year ended December 31, 2016 filed with the SEC by the Issuer on March 6, 2017.
(4)	Percentage of beneficial ownership of Mr. Porter is based on 5,370,600 Series E Preferred Shares issued and outstanding as of December 31, 2016 as provided in the report on Form 20-F for the year ended December 31, 2016 filed with the SEC by the Issuer on March 6, 2017.
(5)	Percentage of beneficial ownership of each of Mr. Porter and Tiger is based on 7,800,000 Series G Preferred Shares issued and outstanding as of December 31, 2016 as provided in the report on Form 20-F for the year ended December 31, 2016 filed with the SEC by the Issuer on March 6, 2017.
(6)	Percentage of beneficial ownership of Mr. Porter is based on 9,000,000 Series H Preferred Shares issued and outstanding as of December 31, 2016 as provided in the report on Form 20-F for the year ended December 31, 2016 filed with the SEC by the Issuer on March 6, 2017.
(7)	5,205,876.606 Common Shares, 12,000.000 Series D Preferred Shares and 14,500.000 Series G Preferred Shares are owned directly by Tiger.
(8)	Includes (i) 32,773.000 Common Shares, 2,500.000 Series D Preferred Shares, 2,500.000 Series E Preferred Shares, 2,500.000 Series G Preferred Shares and 2,500.000 Series H Preferred Shares owned directly by Mr. Porter, (ii) 5,205,876.606 Common Shares, 12,000.000 Series D Preferred Shares and 14,500.000 Series G Preferred Shares beneficially owned by Mr. Porter through Tiger which is indirectly wholly-owned by Mr. Porter, and (iii) 91,811.000 Common Shares beneficially owned by Mr. Porter through Seaspan Financial Services Ltd. which is owned and controlled by Mr. Porter. Pursuant to Section 13(d) of the Exchange Act and the rules promulgated thereunder, Mr. Porter may be deemed to beneficially own (x) all of the Common Shares, Series D Preferred Shares and Series G Preferred Shares held by Tiger, and (y) all of the Common Shares held by Seaspan Financial Services Ltd.

(c) The transactions during the past 60 days in respect of the Common Shares, Series D Preferred Shares, Series E Preferred Shares, Series G Preferred Shares and Series H Preferred Shares beneficially owned by the Reporting Persons are set forth on Schedule A hereto. Except as reported in this Item 5, none of the Reporting Persons has effected any transactions in the Common Shares, Series D Preferred Shares, Series E Preferred Shares, Series G Preferred Shares or Series H Preferred Shares during the last 60 days.

(d) No person, other than the Reporting Persons and as disclosed in this filing, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares, Series D Preferred Shares, Series E Preferred Shares, Series G Preferred Shares or Series H Preferred Shares referred to in this Item 5.

(e) Tiger ceased to be the beneficial owner of more than five percent of the Common Shares as of March 17, 2017.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 24, 2017

TIGER CONTAINER SHIPPING COMPANY LIMITED

By:	/s/ Graham Porter
Name:	Graham Porter
Title:	Authorized Person

GRAHAM PORTER

By:	/s/ Graham Porter

SCHEDULE A

Transactions in Shares During the Past 60 Days

Reporting Person	Date of Transaction	Transaction Type	Quantity of Shares Acquired/(Sold)	Average Price Per Share ($)
Common Shares
Tiger	March 8, 2017	Sale on open market	(1,400.00)	7.21
Tiger	March 9, 2017	Sale on open market	(13,400.00)	6.82
Tiger	March 10, 2017	Sale on open market	(279,007.00)	6.95
Tiger	March 13, 2017	Sale on open market	(206,193.00)	7.00
Tiger	March 14, 2017	Sale on open market	(700.00)	6.92
Tiger	March 15, 2017	Sale on open market	(200,000.00)	6.76
Tiger	March 17, 2017	Sale on open market	(93,960.00)	6.96
Tiger	March 20, 2017	Sale on open market	(1,040.00)	6.93
Tiger	March 23, 2017	Sale on open market	(6,100.00)	6.22
Series D Preferred Shares
Mr. Porter	March 8, 2017	Purchase from open market	2,500.00	20.81
Series E Preferred Shares
Mr. Porter	March 8, 2017	Purchase from open market	2,500.00	21.41
Series G Preferred Shares
Mr. Porter	March 8, 2017	Purchase from open market	2,500.00	20.76
Series H Preferred Shares
Mr. Porter	March 8, 2017	Purchase from open market	2,500.00	20.30